EXHIBIT 99.1

Midroog Ltd. Raised the Local Rating for B Communications’ Series B
Debentures to A1 With a Stable Outlook

Ramat Gan, Israel - March 20, 2014 - B Communications Ltd. (NASDAQ and TASE: BCOM) today announced, that Midroog Ltd., an Israeli rating company affiliated with Moody’s (“Midroog”), raised the local rating of the Series B Debentures of B Communications Ltd. ("the Company”) from an A2 to A1 rating with a stable outlook.

In its rating report, Midroog noted that the A1 stable rating is supported both by the Company’s successful private offering of $800 million of Senior Secured Notes due 2021 that improved its financial flexibility and removed covenants following the payment of senior debts, and by the strong financial profile of Bezeq The Israel Telecommunications Corp. Limited (“Bezeq”). Midroog noted that Bezeq is expected to continue to produce steady cash flows to support the Company’s debt obligations for the short and medium terms. Midroog also noted the positive decrease in the Company’s leverage ratio during the past years and its high liquidity balance. Midroog referred to the Company’s high leverage level and partial dependence upon Bezeq's dividend distributions as factors that could undermine and negatively affect the rating.

The above description of Midroog’s report is only a summary of the main points and it should not be relied upon as a complete description of the full report. The full report can be viewed at http://maya.tase.co.il.

Commenting on the news, Mr. Doron Turgeman, the Company’s CEO stated, “After four years in which we were able to meet our business objectives and continuously decrease B Communications’ net financial debt from more than NIS 5 billion to approximately NIS 3 billion as of today, we are now advancing to the next phase. Our new debt structure has significantly improved our financial condition, providing us with a more convenient loan repayment schedule and should improve our future free cash flow. These factors are reflected in Midroog’s rating report which speaks for itself. In the quarters ahead, we will continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions.”

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman- Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620